United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549


Dear Sirs:

Enclosed are an original and one copy of Form N-17f-2 and our related report, dated September 28, 2001, on our examination of the investment portfolio of the following funds as of the close of business on July 6, 2001.

Portfolios of Regions Funds                                     File No.

		Regions Treasury Fund				811-6511

		Regions Fixed Income Fund			811-6511

		Regions Growth Fund				811-6511

		Regions Limited Maturity Government Fund	811-6511

		Regions Balanced Fund				811-6511

		Regions Value Fund				811-6511

		Regions Aggressive Growth Fund			811-6511

Very truly yours,



Robert C. Denove /s/
Partner





September 28, 2001



United States Securities and Exchange Commission
The Curtis Center
601 Walnut Street
Philadelphia, PA 19106-3322

Dear Sirs:

Enclosed are an original and one copy of Form N-17f-2 and our related report, dated September 28, 2001, on our examination of the investment portfolio of the following funds as of the close of business on July 6, 2001.

	Portfolios of Regions  Funds                           File No.
		Regions Treasury Fund				811-6511

		Regions Fixed Income Fund			811-6511

		Regions Growth Fund				811-6511

		Regions Limited Maturity Government Fund	811-6511

		Regions Balanced Fund				811-6511

		Regions Value Fund				811-6511

		Regions Aggressive Growth Fund			811-6511


Very truly yours,



Robert C. Denove /s/
Partner





Regions Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the Regions Funds:

Portfolios of Regions Funds	File No.

	Regions Treasury Fund				811-6511
	Regions Fixed Income Fund			811-6511
	Regions Growth Fund				811-6511
	Regions Limited Maturity Government Fund	811-6511
	Regions Balanced Fund				811-6511
	Regions Value Fund				811-6511
	Regions Aggressive Growth Fund			811-6511

We have examined management's assertion about the Regions Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 6, 2001 included in the accompanying Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of July 6, 2001, and with respect to agreement of security purchases and sales, for the period from April 20, 2001 (the date of our last examination) through July 6, 2001:

Confirmation of all securities held by the Federal Reserve Book Entry System
(FED) and/or by The Depository Trust Company (DTC);

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

Agreement of a total of 25 security purchases and security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion.
 Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Regions Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 6, 2001 with respect to securities reflected in the investment account of the Regions Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Regions Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP /s/


September 28, 2001

September 28, 2001





Deloitte & Touche LLP
Attn:  Jaime A. Mitko
2500 One PPG Place
Pittsburgh, PA  15222

In connection with your security count, we certify that at the close of business on July 6, 2001, the securities appearing on the list of holdings furnished to you, which represent the entire holdings of Regions Treasury Fund, Regions
Fixed Income Fund, Regions Growth Funds, Regions Limited Maturity Government Fund, Regions Balanced Fund, Regions Value Fund, and Regions Aggressive
Growth Fund, were either in our possession or under our control on that date.

As indicated in the attached pages, the securities were held either in the Federal Reserve Book Entry System or the Depository Trust Company. To the best of our knowledge, none of the securities referred to above were assigned, hypothecated, pledged or otherwise encumbered as of July 6, 2001.

Sincerely,



Deborah L. Tiffin  /s/
Regions Financial Corp.
Trust Operations Manager

September 28, 2001